

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2025

Robert P. Rozek
Executive VP, Chief Financial Officer and Chief Corporate Officer
Korn Ferry
1900 Avenue of the Stars, Suite 1500
Los Angeles, CA 90067

> **Re: Korn Ferry**
> **Form 10-K for Fiscal Year Ended April 30, 2024**
> **File No. 001-14505**

Dear Robert P. Rozek:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services